January 5, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SAB Biotherapeutics, Inc. Registration Statement on Form S-3 File No. 333-292482 Filed December 29, 2025

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SAB Biotherapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to January 7, 2026 at 5:00 p.m., Eastern Time, or as soon as thereafter practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Brian Lee of Dentons US LLP at (212) 768-6926 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

SAB Biotherapeutics, Inc.

/s/ Samuel J. Reich
Samuel J. Reich
Chief Executive Officer

cc:	Ilan Katz, Dentons US LLP
Wing Shing (Brian) Lee, Dentons US LLP

US_ACTIVE\123165070\V-1